RIGHTS OFFERING STANDBY GUARANTY AGREEMENT

THIS AGREEMENT made October 28, 2022

AMONG:

CANAGOLD RESOURCES LTD., a company incorporated in British Columbia with an office at the address indicated below

(the "**Corporation**")

AND:

SUN VALLEY INVESTMENTS AG, a limited liability company with an office at the address indicated below

(the "**Standby Guarantor**")

WHEREAS:

(A) The Corporation intends to carry out an offering of an aggregate of 91,259,596 rights to the holders of record of its common shares pursuant to a rights offering circular, such rights being exercisable to purchase common shares; and

(B) The Standby Guarantor has agreed to act as guarantor of the rights offering and to purchase 100% of the common shares that are not otherwise purchased under the rights offering, on the terms and conditions set forth in this Agreement;

NOW THEREFORE, in consideration of the mutual covenants contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE 1
DEFINITIONS

Definitions

1.1 In this Agreement:

(a) "**Additional Subscription Privilege**" has the meaning given in Section 2.2;

(b) "**Affiliate**" has the meaning ascribed thereto under the *Business Corporations Act* (British Columbia), as amended;

(c) "**Basic Subscription Privilege**" has the meaning given in Section 2.1;

(d) "**Business Day**" means any day, other than a Saturday or a Sunday, upon which banks are open for business in the City of Vancouver, British Columbia;

(e) "**Closing Date**" means two (2) Business Days following the Expiry Date, or such other date as may be agreed by the Corporation and the Standby Guarantor, which in any event will be no later than January, 31, 2023;

(f) "**Closing Time**" has the meaning given in Section 8.1 of this Agreement;

(g) "**Commissions**" means the provincial securities commission or other regulatory authority in each of the Participating Jurisdictions;

(h) "**Common Shares**" means the common shares in the capital of the Corporation, as presently constituted;

(i) "**Disclosure Record**" means all prospectuses, information circulars, annual information forms, financial statements, management's discussion and analysis, press releases, material change reports or other public documents filed by or with respect to the Corporation with applicable Commissions;

(j) "**Exchange**" means the Toronto Stock Exchange;

(k) "**Expiry Date**" has the meaning given in Section 2.1 of this Agreement;

(l) "**Expiry Time**" means 2:00 p.m. in the City of Vancouver, British Columbia on the Expiry Date;

(m) "**Governmental Entity**" means any:

> (i) multinational, federal, provincial, territorial, municipal, local or other governmental or public department, central bank, court commission, board, bureau, agency or instrumentality, domestic or foreign;
>
> (ii) any subdivision or authority of any of the foregoing; or
>
> (iii) any quasi-governmental or private body exercising an regulatory, expropriation or taxing authority under or for the account of any of the above;

(n) "**Laws**" means any and all applicable laws including all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, instruments, policies, guidelines, and general principles of common law and equity, binding on or affecting the Person referred to in the context in which the word is used;

(o) "**Material Adverse Change**" means any change, development, event or occurrence with respect to the business, condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), capital, cash flow, operations, or results of operations or prospects of the Corporation and its subsidiaries, on a consolidated basis, that is, or would reasonably be expected to be, material an adverse to the Corporation and its subsidiaries, on a consolidated basis;

(p) "**Misrepresentation**" means

(i) a "misrepresentation" as defined in Section 1(1) of the Securities Act; or

(ii) as to any document, any untrue statement of a material fact or omission to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(q) "**NI 45-106**" means National Instrument 45-106 *Prospectus Exemptions* of the Canadian Securities Administrators;

(r) "**Non-Participating Jurisdiction**" means any jurisdiction other than the Participating Jurisdictions;

(s) "**Participating Jurisdictions**" means (i) all of the provinces and territories of Canada except Quebec, (ii) each state of the United States (excluding Arizona, Arkansas, California, Minnesota, Ohio, Utah and Wisconsin), and (iii) all jurisdictions outside Canada and the United States excluding any jurisdiction that does not provide a prospectus exemption substantially similar to the exemption provided in Canada or that otherwise requires obtaining any approvals of a regulatory authority in the such jurisdiction or the filing of any document by the Corporation in the such jurisdiction in connection with the Rights Offering;

(t) "**Person**" means an individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, association, trust, estate, custodian, trustee, executor, administrator, nominee or other entity or organization, including (without limitation) a Governmental Entity or political subdivision or an agency or instrumentality thereof;

(u) "**Public Documents**" means the Rights Offering Circular and any documents comprising the Disclosure Record;

(v) "**Record Date**" means the record date for the purpose of the Rights Offering that will be established by the Corporation in the Rights Offering Circular, which is expected to be no later than November 30, 2022;

(w) "**Regulatory Authorities**" means the Commissions and the Exchange;

(x) "**Rights**" means the transferable rights that will be distributed to each Shareholder on the Record Date to subscribe for Shares at the Subscription Price under the Rights Offering pursuant to the Basic Subscription Privilege and the Additional Subscription Privilege;

(y) "**Rights Offering**" means the offering by the Corporation of the Rights to the Shareholders on the Record Date (including, for greater certainty and without limitation, any Rights held by the subscription agent on behalf of the Shareholders in Non-

Participating Jurisdictions, if any) to purchase Common Shares at the Subscription Price, undertaken in accordance with Article 2;

(z) "**Rights Offering Circular**" means the Rights Offering Circular to be filed by the Corporation with the Commissions to qualify the distribution of the Rights, the Common Shares and the Standby Shares pursuant to the Rights Offering, as amended by any Rights Offering Circular Amendment to the Rights Offering Circular;

(aa) "**Rights Offering Circular Amendment**" means any amendment to the Rights Offering Circular;

(bb) "**Securities**" means the Rights, the Shares, the Common Shares and the Standby Shares;

(cc) "**Securities Act**" means the *Securities Act* (British Columbia), as amended;

(dd) "**Securities Laws**" means all applicable securities Laws of each of the Participating Jurisdictions and the applicable rules of the Exchange;

(ee) "**SEDAR**" means the System for Electronic Document Analysis and Retrieval (SEDAR) as further described in National Instrument 13-101 of the Canadian Securities Administrators;

(ff) "**Shareholder**" means a holder of record of Common Shares of the Corporation;

(gg) "**Standby Fee**" has the meaning given in Section 3.4 of this Agreement;

(hh) "**Standby Guarantor**" has the meaning given on the cover page of this Agreement;

(ii) "**Standby Guaranty**" has the meaning given in Section 3.1 of this Agreement;

(jj) "**Standby Shares**" means all of the common shares of the Corporation which remain unsubscribed for by holders of Rights and which will be purchased by the Standby Guarantor pursuant to this Agreement;

(kk) "**Standby Subscription Price**" has the meaning given in Section 3.2 of this Agreement; and

(ll) "**Subscription Price**" has the meaning given in Section 2.1.

Headings, etc.

1.2 The division of this Agreement into articles, sections, paragraphs and clauses and the provision of headings are for the convenience of reference only and will not affect the construction or interpretation of this Agreement. The terms "this agreement", "hereunder" and similar expressions refer to this Agreement as a whole and not to any particular article, section, paragraph, clause or other portion of this Agreement and include any agreement or instrument supplemental or ancillary to this Agreement. Unless something in the subject matter or context is

inconsistent therewith, references in this Agreement to articles, sections, paragraphs or clauses are to articles, sections, paragraphs or clauses of this Agreement.

Plurality and Gender

1.3 Words importing the singular number only will include the plural and vice versa, words importing any gender will include all genders and the words importing Persons will include individuals, partnerships, trusts, corporations, governments and governmental authorities.

Currency

1.4 Unless otherwise specifically stated, all references to dollars and cents in this Agreement are to the lawful currency of Canada.

Governing Law

1.5 This Agreement will be governed by, interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party hereby unconditionally and irrevocably submits to the nonexclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising out of this Agreement.

Severability

1.6 If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability will attach only to such provision or part thereof and the remaining part of such provision and all other provisions of this Agreement will continue in full force and effect. The parties to this Agreement agree to negotiate in good faith a substitute provision which will be as close as possible to the intention of any invalid or unenforceable provision as may be valid or enforceable. The invalidity or unenforceability of any provision in any particular jurisdiction will not affect its validity or enforceability in any other jurisdiction where it is valid or enforceable.

Statutes

1.7 Any reference to a statute, act or law will include and will be deemed to be a reference to such statute, act or law and to the regulations, instruments and policies made pursuant thereto, with all amendments made thereto and in force from time to time, and to any statute, act or law that may be passed which has the effect of supplementing or superseding such statute, act or law so referred to.

ARTICLE 2
CONDUCT OF THE RIGHTS OFFERING

Terms of Rights Offering

2.1 Pursuant to the Rights Offering, the Corporation will distribute, on a pro rata basis at no charge, Rights to each Shareholder resident in the Participating Jurisdictions as of the Record Date on the basis of one (1) Right for each one (1) Common Share held. Each such Right will be

transferable. The Rights will entitle the holder to purchase, at the election of such holder, one Share for every two Rights held by the holder (the "**Basic Subscription Privilege**"), provided that no holder of Rights will be entitled to purchase a fraction of a Shares, at a price per Share equal to $0.175 or such other price as is set by the board of directors of the Corporation and acceptable to the Standby Guarantor, acting reasonably, as appropriately adjusted for any stock split, combination, reorganization, recapitalization, stock dividend, stock distribution or similar event (the "**Subscription Price**"). The Rights Offering will remain open for at least 21 calendar days following the date on which the Rights Offering Circular is sent to Shareholders, or such longer period as is necessary to ensure that all Shareholders will have sufficient time to exercise or sell their Rights on an informed basis. It is anticipated that the Rights will expire at 2:00 pm (Vancouver time) on December 15, 2022, except as such expiration or time may be extended by the Corporation with the prior consent of the Standby Guarantor (the "**Expiry Date**").

Additional Subscription Privilege

2.2 Pursuant to Securities Laws, each holder of Rights who has exercised in full the Basic Subscription Privilege will be entitled, on a pro rata basis (based on the number of Rights which it exercised under the Basic Subscription Privilege as a proportion of all Rights exercised under the Basic Subscription Privilege), to subscribe for additional Shares at the Subscription Price, to the extent that other holders of Rights do not exercise all of their Rights under the Basic Subscription Privilege (the "**Additional Subscription Privilege**").

Closing

2.3 The closing of the purchase of the Basic Subscription Privilege and the Additional Subscription Privilege by each Rights holder will occur at the time, for the Subscription Price, in the manner, and on the terms and conditions of the Rights Offering as is set forth in the Rights Offering Circular, and any conflict between this Agreement and the Rights Offering Circular will be resolved in favour of the Rights Offering Circular.

ARTICLE 3
STANDBY GUARANTY

Standby Guaranty

3.1 Within two business days after the Expiry Date, the Standby Guarantor will purchase 100% of the Common Shares which remain unsubscribed for by holders of Rights (the "**Standby Guaranty**") to a maximum of 45,629,798 Common Shares.

Payment for Standby Shares

3.2 Subject to and in accordance with the terms of this Agreement, on the Closing Date, the Standby Guarantor will pay, in immediately available funds, by wire transfer to an account designated by the Corporation, or by certified cheque payable to the Corporation, the aggregate Subscription Price that is payable for the Standby Shares (the "**Standby Subscription Price**") to be purchased by the Standby Guarantor hereunder, and the Corporation will issue the Standby Shares to the Standby Guarantor.

Evidence of Financial Ability

3.3 The Standby Guarantor will provide to the Corporation evidence in the form of a letter addressed to the applicable Regulatory Authorities or such other documentation as may reasonably be required by them that the Standby Guarantor has the financial ability to carry out the "stand-by commitment" (as defined under NI 45-106) constituted by this Agreement, as required under NI 45-106.

Standby Fee

3.4 In consideration for, and conditional upon the Standby Guarantor's performance of, the Standby Guaranty, the Corporation will pay to the Standby Guarantor on the Closing Date, a standby fee (the "**Standby Fee**") equal 5% of the total Standby Subscription Price.

Restrictions on Sale Outside the Participating Jurisdictions

3.5 Except as contemplated by this Agreement, the Standby Guarantor agrees, not to sell or distribute, directly or indirectly, the Standby Shares in such a manner as to:

(a) require registration by the Corporation of the Standby Shares or the filing by the Corporation of a prospectus or any similar document in any jurisdiction other than the Participating Jurisdictions; or

(b) result in the Corporation becoming subject to reporting or disclosure obligations to which it is not subject as at the date of this Agreement, or by virtue of this transaction will be obligated to make, under the laws of any jurisdiction outside the provinces or territories of Canada, in each case that is material to the Corporation, and to sell the Standby Shares in accordance with all applicable securities laws.

ARTICLE 4
COVENANTS OF THE CORPORATION

Covenants of the Corporation

4.1 Subject to and in accordance with the terms of this Agreement, the Corporation agrees with and in favour of the Standby Guarantor that:

<u>Rights Offering Circular</u>

(a) The Corporation will prepare and file the Rights Offering Circular with the Regulatory Authorities, and take all other steps and proceedings that may be necessary in order to exempt the distribution of the Rights, the Common Shares and the Standby Shares in each of the Participating Jurisdictions in which the Rights Offering Circular has been filed.

Supplementary Material

(b) If required by Securities Laws, the Corporation will prepare any Rights Offering Circular Amendment or any documentation supplemental thereto or any amending or supplemental documentation or any similar document required to be filed by it under the Securities Laws. The Corporation will also promptly, and in any event within any applicable time limitation, comply with all applicable filing and other requirements under the Securities Laws as a result of any Material Adverse Change.

Consents and Approvals

(c) The Corporation will use commercially reasonable efforts to obtain all necessary consents, approvals or exemptions for the creation, offering and issuance of the Securities in all Participating Jurisdictions as contemplated in this Agreement and in the Rights Offering Circular and the entering into and performance by it of this Agreement.

Cease Trade Order or Other Investigation

(d) From the date of this Agreement to the earlier of: (i) the Closing Date; and (ii) the termination of this Agreement, the Corporation will immediately notify the Standby Guarantor in writing of any written demand, request or inquiry (formal or informal) by any securities commission, the Exchange or other Governmental Entity that concerns any matter relating to the Corporation's affairs that may affect the Rights Offering, the transactions contemplated in this Agreement, or any other matter contemplated by this Agreement, or that relates to the issuance, or threatened issuance, by any such authority of any cease trading or similar order or ruling relating to any of the Corporation's securities. Any notice delivered to the Standby Guarantor as aforesaid will contain reasonable details of the demand, request, inquiry, order or ruling in question.

Exchange Acceptance

(e) The Corporation will use commercially reasonable efforts to obtain acceptance by the Exchange of the issuance of the Rights, the Shares issuable upon exercise of the Rights and the Standby Shares, subject to receipt of customary final documentation.

Securities Laws

(f) The Corporation will take all action as may be necessary and appropriate so that the Rights Offering and the transactions contemplated in this Agreement will be effected in accordance with Securities Laws. The Corporation will not file the Rights Offering Notice, the Rights Offering Circular or any Rights Offering Circular Amendment without first providing a copy of such documents to the Standby Guarantor and its advisors who shall have a reasonable period of time to review and comment on such documents.

Due Diligence

(g) At any time prior to the Closing Date, the Corporation will allow the Standby Guarantor to conduct all due diligence investigations that it determines to be required,

acting reasonably, including (without limitation) for the purpose of determining if a Material Adverse Change has arisen as from the date of, and from the information disclosed in, the Rights Offering Circular.

Obtaining of Subscription Report

(h) The Corporation will cause the Corporation's transfer agent to deliver to the Standby Guarantor, as soon as is practicable following the Expiry Time, details concerning the total number of Shares duly subscribed and paid for by holders of Rights under the Rights Offering, including (without limitation) those Shares subscribed and paid for pursuant to the Additional Subscription Privilege.

Mailing of Materials

(i) The Corporation will use commercially reasonable efforts to effect and complete the mailing of commercial copies of the Rights Offering Notice to each of the Shareholders in the Participating Jurisdictions as soon as possible following the Record Date and to the beneficial holders of Common Shares in the Participating Jurisdictions in the manner contemplated by National Instrument 54-101 as soon as possible following the Record Date.

Delivery of Rights Offering Circular

(j) The Corporation will provide the Standby Guarantor with as many copies of the Rights Offering Circular as the Standby Guarantor may reasonably request at no charge to the Standby Guarantor within three Business Days of any such request. Delivery of the Rights Offering Circular shall constitute a representation and warranty by the Corporation to the Standby Guarantor that all information and statements (except information and statements supplied by and relating solely to the Standby Guarantor) contained in the Rights Offering Circular and any amendment thereto are true and correct in all material respects at the time of delivery thereof and contain no Misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Securities as at the date of the Rights Offering Circular, and that no material fact or material information as at the date of the Rights Offering Circular has been omitted therefrom (except facts or information supplied by and relating solely to the Standby Guarantor) which is required to be stated therein or is necessary to make statements of information contained therein not misleading in light of the circumstances under which they were made.

Exercise of the Rights

(k) The Corporation will use such commercially reasonable efforts as the Standby Guarantor may reasonably request, to enforce payment in respect of, or to otherwise ensure the valid exercise of, all Rights purported to be exercised either under the Basic Subscription Privilege or the Additional Subscription Privilege.

ARTICLE 5
MATERIAL CHANGES

Material Changes During Distribution

5.1 During the period from the date of this Agreement to the Closing Date, the Corporation will promptly notify the Standby Guarantor in writing of any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and its subsidiaries taken as a whole.

5.2 During the period from the date of this Agreement to the Closing Date, the Corporation will promptly notify the Standby Guarantor in writing of:

(a) any material fact that has arisen or been discovered and that would be required to be disclosed in the Rights Offering Circular if filed on such date; and

(b) any change in any material fact contained in the Rights Offering Circular, including (without limitation) all documents incorporated by reference, which fact or change is, or may be, of such a nature as to result in a Misrepresentation in the Rights Offering Circular or that would result in the Rights Offering Circular not complying with applicable Securities Laws.

5.3 The Corporation will promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Standby Guarantor, acting reasonably, with all applicable filings and other requirements under the Securities Laws as a result of such material fact or material change.

Change in Securities Laws

5.4 If during the period of distribution of the Common Shares to the public, there will be any change in the Securities Laws that, in the opinion of the Standby Guarantor, acting reasonably, requires the filing of a Rights Offering Circular Amendment, the Corporation will, to the satisfaction of the Standby Guarantor, acting reasonably, promptly prepare and file such Rights Offering Circular Amendment with the Regulatory Authorities.

Change in Closing Date

5.5 If a material change occurs after the date of filing of the Rights Offering Circular with the Regulatory Authorities and prior to the Closing Date, then, subject to Article 8, the Closing Date will be, unless the Corporation and the Standby Guarantor otherwise agree in writing, the earlier of the previously scheduled Closing Date and the sixth Business Day following the date on which all applicable filings or other requirements of the Securities Laws with respect to such material change have been complied with in all Participating Jurisdictions and any appropriate documents obtained for such filings and notice of such filings from the Corporation or the Corporation's counsel have been received by the Standby Guarantor; however, in no event will the Closing Date be later than January 31, 2023.

ARTICLE 6
WARRANTIES AND REPRESENTATIONS OF THE CORPORATION

Warranties and Representations

6.1 The Corporation warrants and represents to the Standby Guarantor that:

(a) it and its subsidiaries have been duly incorporated and organized and are validly existing and in good standing under the Laws of their respective corporate jurisdiction;

(b) the Corporation has all requisite corporate power to their business as currently conducted to enter into this Agreement and fulfil its obligations hereunder and are duly qualified to transact business and are in good standing in each jurisdiction in which the material conduct of its business or their ownership or leasing of material property requires such qualification;

(c) the Corporation's authorized capital consists of an unlimited number of Common Shares, of which there were, as of the Business Day immediately prior to the date of this Agreement, 91,259,596 Common Shares issued and outstanding as fully paid and non-assessable. Except as described in the Rights Offering Circular and other than the Standby Guarantor and its designates as contemplated by this Agreement, no Person has any agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase from the Corporation, of any Common Shares or other securities of the Corporation except as disclosed in the Disclosure Record;

(d) when issued and delivered to the Standby Guarantor and paid for by the Standby Guarantor in accordance with the terms and conditions of the Rights Offering and/or the terms and conditions of this Agreement, the Securities will be validly issued, fully paid and non-assessable and will be free and clear of all liens, pledges, claims, encumbrances, security interests and other restrictions, except for any restrictions on resale or transfer imposed by applicable Securities Laws. The issuance of the Securities will not be subject to any pre-emptive or similar rights (it being acknowledged by the Standby Guarantor that the number of Standby Shares that it may be entitled to receive pursuant to this Agreement will depend on the number of Shares issued to those Persons who have exercised Rights prior to the Expiry Time);

(e) the Corporation will reserve and set aside sufficient shares in its treasury to issue the Common Shares purchased by the Standby Guarantor pursuant to the Standby Guaranty, such Common Shares will at the time of issuance be duly and validly issued as fully paid and non-assessable;

(f) no order ceasing or suspending the trading of the Corporation's securities has been issued to or is outstanding against the Corporation or any of its directors, officers and promoters;

(g) except as qualified in the Disclosure Record, the Corporation or its subsidiaries, as the case may be, is the beneficial owner of the properties, business and assets or the

interests in the properties, business or assets referred to in the Disclosure Record and all agreements by which the Corporation or any of its subsidiaries holds an interest in a property, business or assets are in good standing under the applicable law of the jurisdictions in which they are situated;

(h) the execution, delivery and performance by the Corporation of this Agreement:

(i) has been duly authorized by all necessary corporate action on its part;

(ii) does not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) violate its articles or result in a breach of, a violation of, or constitute a default under, or conflict with, any provision of any material indenture, mortgage, agreement, contract or other material instrument to which the Corporation or any of its subsidiaries are parties to or by which the Corporation or any of its subsidiaries or any of their respective properties or assets are bound; and

(iii) will not result in the violation of any applicable Laws; excluding such breaches, violations or conflicts that would not, individually or in the aggregate, result in a Material Adverse Change or have a material adverse effect on the Rights Offering or on the other transactions contemplated under this Agreement;

(i) this Agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation, enforceable against it in accordance with its terms, subject only to:

(i) any limitation under applicable Laws relating to bankruptcy, insolvency, arrangements or other laws of general application affecting the enforcement of creditors' rights; and

(ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction;

(j) the Corporation is a reporting issuer in good standing and is in compliance in all material respects with all continuous and timely disclosure obligations under Securities Laws, and, without limiting the generality of the foregoing, there has not occurred any material change or change in material fact (as those terms are defined in the Securities Act) that has not been publicly disclosed since the date of the Corporation's most recently completed year end;

(k) each of the Corporation's consolidated financial statements contained in the Disclosure Record, including each Public Document filed after the date of this Agreement until the Closing Date:

(i) complies or, when filed, will comply as to form in all material respects with all Securities Laws;

(ii) has been or, when filed, will have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis with those of the comparable prior period (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by applicable Securities Laws); and

(iii) fairly presents, or when filed will fairly present, in all material respects, the Corporation's consolidated financial position and its subsidiaries as at the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements may omit notes which are not required in unaudited financial statements and are subject to normal and recurring year-end adjustments;

(l) as of the time they were filed, or as subsequently amended or superseded by a filing prior to the date of this Agreement, none of the documents publicly filed by or on the Corporation's behalf under the Corporation's profile on SEDAR, including, without limitation, the Public Documents, contained any Misrepresentation;

(m) no consent, approval, order or authorization of, or declaration with any Governmental Entity or any third party is required by or with respect to the Corporation or any of its Affiliates in connection with the execution and delivery of this Agreement or the consummation of the transactions by the Corporation contemplated by this Agreement, other than the consents, approvals, or authorizations that may be required by the Securities Laws of any Participating Jurisdictions;

(n) at the time of its filing and as at the Closing Date, the Public Documents did and will comply with the requirements of any applicable Securities Laws in the Participating Jurisdictions, and will comply with the requirements of the Securities Act; and at the time of its filing and as at the Closing Date, the information and statements contained therein are true and correct in all material respects, contain no Misrepresentation and constitute full, true and plain disclosure of all material facts (as such term is construed under the Securities Act) as at the date of the Public Documents, and do not omit any material facts relating to the Corporation and its subsidiaries taken as a whole and as concerns the Rights Offering and the transactions contemplated in this Agreement and did not or will not contain any Misrepresentation; provided that the foregoing will not apply to any information or statements contained in the Public Documents relating to the Standby Guarantor that the Standby Guarantor has specifically approved in writing for inclusion in such Rights Offering Circular;

(o) at the Closing Date, the distribution of the Securities by the Corporation will comply with applicable Securities Laws;

(p) there are no legal or governmental proceedings pending, or to the Corporation's knowledge, threatened to which the Corporation or any of its subsidiaries is a party and which, if determined adversely, would result in a Material Adverse Change (other than proceedings accurately described in all material respects in the Public Documents), or on

the Corporation's power or ability to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement;

(q) the Corporation is not in material violation of, and the execution and delivery of this Agreement and the performance by the Corporation of its obligations under this Agreement will not result in any material breach or violation of, or be in material conflict with, or constitute a material default under, or create a state of facts which after notice or lapse of time, or both, would constitute a material default under any term or provision of the Corporation's constating documents or articles or any resolution of the directors or Shareholders or any material contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral), instrument, lease, judgment, decree, order, statute, rule, licence or regulation applicable to the Corporation; and

(r) the Corporation is not in violation in any material respect of any of the rules and policies of the Exchange, including (without limitation) the applicable listing requirements of the Exchange, and its Common Shares are currently listed thereon.

Survival

6.2 All representations and warranties of the Corporation contained in this Agreement or contained in any document delivered pursuant to this Agreement or in connection with the Rights Offering contemplated in this Agreement, will survive the completion of the purchase of Standby Shares by the Standby Guarantor and will continue in full force and effect for a period of one year despite any investigation, inquiry or other steps which may be taken by or on behalf of the Standby Guarantor.

ARTICLE 7
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE STANDBY GUARANTOR

Representations and Warranties

7.1 The Standby Guarantor represents and warrants to the Corporation that:

(a) it has the power to enter into and perform its obligations under this Agreement;

(b) it is an "**accredited investor**" as such term is defined in National Instrument 45-106 Rights Offering Circular and Registration Exemptions of the Canadian Securities Administrators;

(c) the execution, delivery and performance by the Standby Guarantor of this Agreement:

(i) has been duly authorized by all necessary corporate action on its part;

(ii) does not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or

conflict with, any of the terms or provisions of which it is a party or pursuant to which any of its assets or property may be affected; and

(iii) will not result in the violation of any applicable Laws;

(d) this Agreement has been duly executed and delivered by the Standby Guarantor and constitutes a legal, valid and binding obligation of the Standby Guarantor, enforceable against it in accordance with its terms, subject only to:

(i) any limitation under applicable Laws relating to bankruptcy, insolvency, arrangement or other laws of general application affecting the enforcement of creditors' rights; and

(ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction;

(e) no consent, approval, order or authorization of, or declaration with, any Governmental Entity is required by or with respect to the Standby Guarantor or any of its Affiliates in connection with the execution and delivery of this Agreement or the consummation of the transactions by the Standby Guarantor contemplated hereby, other than consents, approvals, or authorizations that may be required by any Commissions;

(f) it has, and on the Closing Date will have (regardless of the number of Rights that are exercised by the holders of Rights prior to the Expiry Time), the financial ability and sufficient funds to make and complete the payment for all of the Standby Shares that it has committed to purchase pursuant to the Standby Guaranty, and the availability of such funds is not and will not be subject to the consent, approval or authorization of any other Person. The Standby Guarantor acknowledges and covenants that it will, in connection with Section 2.1(3)(i)(ii) of NI 45-106 deliver, to the Corporation satisfactory evidence of the foregoing for delivery to the Commissions at or prior to the time of filing of the Rights Offering Circular with the Commissions;

(g) subject to the provisions of this Agreement, it has had access to such information concerning the Corporation as it has considered necessary to enter into this Agreement and to undertake its obligations hereunder; and

(h) it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Standby Shares that it is obliged to purchase pursuant to Section 3.1 (subject to the provisions of this Agreement) and is able to bear the economic risks of such investment.

Covenants

7.2 If required under applicable Laws or Securities Laws or under the rules and policies of the Exchange, the Standby Guarantor will execute, deliver and file and otherwise assist the Corporation in filing such required reports and such other required documents with respect to the issue of the Rights and the Standby Shares, provided that the Corporation acknowledges and agrees that it has not engaged the Standby Guarantor to act as underwriter (as defined under applicable

Securities Laws) and the Standby Guarantor will not be required to sign a certificate in the Rights Offering Circular in that capacity or any other capacity.

Survival

7.3 All representations and warranties of the Standby Guarantor contained in this Agreement or contained in any document delivered pursuant to this Agreement or in connection with the Rights Offering contemplated in this Agreement, will survive the completion of the purchase of Securities by the Standby Guarantor and will continue in full force and effect for a period of one year despite any investigation, inquiry or other steps which may be taken by or on the Corporation's behalf.

ARTICLE 8
CLOSING AND CONDITIONS

Closing

8.1 The closing of the purchase by the Standby Guarantor and sale by the Corporation of the Standby Shares to be purchased by the Standby Guarantor hereunder will be completed at 9:00 a.m. (Vancouver time) (the "**Closing Time**") on the Closing Date or at such other time and/or on such other date and/or at such other place as the Corporation and the Standby Guarantor may agree upon in writing. On such date, and upon payment being made by the Standby Guarantor for the Standby Shares, the Corporation will issue and deliver to the Standby Guarantor:

(a) certificates representing the Standby Shares purchased by the Standby Guarantor hereunder, such certificates to be registered in the name of the Standby Guarantor or one or more respective designees of the Standby Guarantor, as applicable; and

(b) a wire transfer representing the Standby Fee as set out in Section 3.4.

Standby Guarantor Conditions

8.2 The obligation of the Standby Guarantor to complete the closing of the transactions set out in this Agreement is subject to the following conditions being satisfied in full or waived by the Standby Guarantor:

(a) there will not be any claims, litigation, investigations or proceedings in progress, or to the knowledge of the Corporation, pending, commenced or threatened in respect of the Rights Offering that, should they succeed, would result in a Material Adverse Change;

(b) the Corporation will have made all necessary filings with the Regulatory Authorities in connection with the Rights Offering;

(c) the Exchange will have conditionally accepted the issuance of the Rights, the Common Shares issuable upon the exercise of the Rights and the Standby Shares, subject to receipt of customary final documentation;

(d) the representations and warranties of the Corporation will be true and accurate as of the Closing Time as if made on and as of such time;

(e) the terms of the Rights Offering will not have been changed without the prior written approval of the Standby Guarantor; and

(f) the completion of the Rights Offering in accordance with the Rights Offering Circular.

Performance by the Corporation

8.3 The Corporation agrees that the conditions contained in Section 8.2 will be complied with so far as such conditions relate to acts to be performed or to be caused to be performed by the Corporation and that it will use its commercially reasonable efforts to cause such conditions to be complied with.

Corporation Conditions

8.4 Provided that the Corporation has used commercially reasonable efforts to comply with (or cause to be complied with) such conditions, the Corporation's obligation to complete the closing of the transactions set out in this Agreement is subject to the following conditions being satisfied in full:

(a) there will be no inquiry, investigation (whether formal or informal) or other proceeding commenced by a Governmental Entity pursuant to applicable Laws in relation to the Corporation or any of its subsidiaries or in relation to any of the Corporation's directors and officers, any of which suspends or ceases trading (which suspension or cessation of trading is continuing) in the Rights or Common Shares or operates to prevent or restrict the lawful distribution of the Securities (which prevention or restriction is continuing);

(b) there will be no order issued by a Governmental Entity pursuant to applicable Laws and no change of Law, either of which suspends or ceases trading in the Rights or Common Shares (which suspension or cessation of trading is continuing) or operates to prevent or restrict the lawful distribution of the Rights or Common Shares issuable upon the exercise of the Rights (which prevention or restriction is continuing); and

(c) the Standby Guarantor shall have performed or complied with, in all material respects, its terms, conditions and covenants contained in this Agreement and its representations and warranties shall be true and correct as of the Closing Time with the same force and effect as if made at and as of such time.

ARTICLE 9
CONFIDENTIALITY AND PUBLIC ANNOUNCEMENTS

Confidentiality

9.1 None of the parties to this Agreement will, without the prior consent of the other parties, disclose the terms of this Agreement, except that such disclosure may be made to the other parties' officers, directors, partners, advisors and employees who require such information for the purpose of consummating the transactions contemplated by this Agreement or as may otherwise be required by Law or the rules of the Exchange.

Public Announcement

9.2 The Corporation will make a public announcement regarding this Agreement in a form satisfactory to the Standby Guarantor, acting reasonably.

ARTICLE 10
TERMINATION

Termination by the Corporation

10.1 The Corporation will be entitled, at any time and in its sole discretion, to elect to terminate this Agreement by giving written notice of such election to the Standby Guarantor, if:

(a) the Rights Offering Circular has not been cleared by the Exchange on or before November 30, 2022; or

(b) if the Rights Offering is otherwise terminated or cancelled or the closing (as contemplated in Article 8) has not occurred on or before January 31, 2023, provided however that the Corporation will be entitled to make such election to terminate only if the Corporation has used commercially reasonable efforts to comply with its obligations under this Agreement as they relate, directly or indirectly, to the relevant termination right, which are required to have been performed prior to the time of giving such notice to the Standby Guarantor.

Termination by the Standby Guarantor

10.2 The Standby Guarantor will be entitled, by giving written notice to the Corporation at any time prior to the Expiry Time, to terminate and cancel, without any liability on its part, its obligations under this Agreement, if:

(a) any inquiry, investigation (whether formal or informal) or other proceeding is commenced by a Governmental Entity pursuant to applicable Laws in relation to the Corporation or any of its subsidiaries or in relation to any of the Corporation's directors and officers, any of which suspends or ceases trading in the Rights or other Securities or operates to prevent or restrict the lawful distribution of the Securities;

(b) any order is issued by a Governmental Entity pursuant to applicable Laws, or there is any change of Law, either of which suspends or ceases trading in any of the Rights or other Securities or operates to prevent or restrict the lawful distribution of any of the Rights or other Securities issuable upon exercise of the Rights;

(c) any Material Adverse Change occurs at any time following the execution of this Agreement by the Standby Guarantor;

(d) other than the Covid-19 pandemic, there should develop or occur or come into effect, any catastrophe of national or international consequence or any law or other occurrence of any nature whatsoever or, in the case of any of the foregoing that is existing, a material acceleration or worsening thereof, that, in the opinion of the Standby Guarantor, acting reasonably, materially adversely affects, or is reasonably likely to materially adversely affect the financial markets in Canada or the United States or which results in or is reasonably likely to result in a Material Adverse Change;

(e) the Corporation fails to obtain conditional acceptance from the Exchange in respect of issuance of the Common Shares issuable upon exercise of the Rights and the Standby Shares prior to or on the Closing Date, subject to receipt of customary final documentation;

(f) the Common Shares or the Rights are de-listed or suspended or halted for trading for a period greater than three Business Days for any reason by the Exchange at any time prior to the closing of the Rights Offering;

(g) the conditions to closing in favour of the Standby Guarantor referred to in Section 8.2 above have not been satisfied on or before the Closing Date; or

(h) the Rights Offering is otherwise terminated or cancelled or the closing (as contemplated in Article 8) has not occurred on or before January 31, 2023 despite any other provision of this Agreement.

Upon Termination

10.3 If the Corporation or the Standby Guarantor validly terminates this Agreement pursuant to, and in accordance with, this Article 10, the obligations of both the Corporation and the Standby Guarantor under this Agreement will terminate, and there will be no further liability on the part of the Standby Guarantor to the Corporation or on the Corporation's part to the Standby Guarantor hereunder (except for any liability of any party that exists at such time or that may arise thereafter pursuant to Article 11).

ARTICLE 11
INDEMNIFICATION

Indemnification by the Company

11.1 The Corporation agrees to indemnify and hold harmless the Standby Guarantor from and against any and all losses, claims, damages, liabilities, costs or expenses caused or incurred, in connection with this Agreement or arising, directly or indirectly, out of any

Misrepresentation or alleged Misrepresentation in the Rights Offering Circular, provided that the Standby Guarantor has acted in good faith and without negligence or wilful misconduct or fraud. Despite any other provision of this Agreement, this indemnity will survive the termination of this Agreement.

Indemnification by the Standby Guarantor

11.2 The Standby Guarantor agrees to indemnify and hold harmless the Corporation and its directors, officers, employees and agents from and against any and all losses, claims, damages, liabilities, costs or expenses caused or incurred by reason of, or in any way arising, directly or indirectly, out of the failure of the Standby Guarantor to purchase the Standby Shares under this Agreement, unless such failure is due to the termination of this Agreement by the Standby Guarantor under section 10.2 hereof.

Notification

11.3 In the event that any claim, action, suit or proceeding, including, without limitation, any inquiry or investigation (whether formal or informal), is brought or instituted against any of the Persons in respect of which indemnification is or might reasonably be considered to be provided for in this Agreement, such Person (an "**Indemnified Party**") will promptly notify the Person from whom indemnification is being sought (being either the Corporation under Section 0 or the Standby Guarantor under Section 11.2, as the case may be (the "**Indemnifying Party**")), and the Indemnifying Party will promptly retain counsel who will be reasonably satisfactory to the Indemnified Party to represent the Indemnified Party in such claim, action, suit or proceeding, and the Indemnifying Party will pay all of the reasonable fees and disbursements of such counsel relating to such claim, action, suit or proceeding.

Retaining Counsel

11.4 In any such claim, action, suit or proceeding, the Indemnified Party will have the right to retain other counsel to act on its behalf, provided that the fees and disbursements of such other counsel will be paid by the Indemnified Party unless:

(a) the Indemnifying Party and the Indemnified Party will have mutually agreed to the retention of such other counsel; or

(b) the named parties to any such claim, action, suit or proceeding (including, without limitation, any added, third or impleaded parties) include both the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them (such as the availability of different defences).

Legal Fees

11.5 Subject to Section 11.4, it is understood and agreed that the Indemnifying Party will not, in connection with any claim, action, suit or proceeding referred to in Section 11.4 commenced in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate legal firm for all Persons in respect of which indemnification is or might reasonably be considered

to be provided for in this Agreement, and such firm will be designated in writing by the Indemnified Party (on behalf of itself and its directors, officers, employees and agents).

Consent Prior to Settlement

11.6 Despite anything contained in this Agreement, no Indemnified Party will agree to any settlement of any claim, action, suit, proceeding, inquiry or investigation in respect of which indemnification is or might reasonably be considered to be provided for in this Agreement, unless the Indemnifying Party has consented in writing thereto, and the Indemnifying Party will not be liable for any settlement of any such claim, action, suit, proceeding, inquiry or investigation, unless it has consented in writing thereto.

Indemnification Held Unavailable

11.7 If the indemnification provided for in this Article 11 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any losses, claims, damages or liabilities referred to herein, the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall to the extent permitted by applicable Law contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the act or omission that resulted in such loss, claim, damage or liability, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission provided, however, that no person guilty of fraudulent misrepresentation shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

Survival

11.8 The obligations of the Company and the Standby Guarantor under this Article 11 shall survive completion of the Rights Offering and the termination of this Agreement. No Indemnifying Party, in the defence of any such claim or litigation, shall, except with the consent of the Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

ARTICLE 12
NOTICE

Notices

12.1 Any notice under this Agreement will be given in writing and must be delivered, sent by email or mailed by prepaid post and addressed to the party to which notice is to be given at the address indicated below, or at another address designated by such party in writing:

(a) if to the Corporation:
810 – 625 Howe Street
Vancouver, British Columbia
Canada V6C 2T6
Attention: Catalin Kilofliski
Email: *[Redacted]*

(b) if to the Standby Guarantor:
Sun Valley Investments AG
[Address Redacted],
[Address Redacted]
Attention: *[Redacted]*
Email: *[Redacted]*

If notice is sent by facsimile, email or is delivered, it will be deemed to have been given at the time of transmission or delivery. If notice is mailed, it will be deemed to have been received three business days following the date of mailing of the notice. If there is an interruption in normal mail service due to strike, labour unrest or other cause at or prior to the time a notice is mailed the notice will be sent by facsimile or will be delivered.

ARTICLE 13
GENERAL

Further Assurances

13.1 From time to time after the date of this Agreement, the parties to this Agreement will execute, acknowledge and deliver to the other parties such other instruments, documents and certificates and will take such other actions as the other parties may reasonably request in order to consummate the transactions contemplated by this Agreement.

Assignment

13.2 This Agreement may not be assigned by any party to this Agreement, by operation of law or otherwise, without the prior written consent of the other parties to this Agreement.

Enurement

13.3 This Agreement will enure to the benefit of and be binding upon the parties to this Agreement and their respective heirs, executors, successors and permitted assigns.

Waiver

13.4 Failure by any party to this Agreement to insist in any one or more instances upon the strict performance of any one of the covenants or rights contained in this Agreement will not be construed as a waiver or relinquishment of such covenant or right. No waiver by either party

to this Agreement of any such covenant or right will be deemed to have been made unless expressed in writing and signed by the waiving party.

Amendments

13.5 No term or provision of this Agreement may be amended, discharged or terminated except by an instrument in writing signed by the party against whom the enforcement of the amendment, discharge or termination is sought.

Counterparts and Facsimile

13.6 This Agreement may be executed in several counterparts and by facsimile or PDF, each of which when so executed will be deemed to be an original and such counterparts and facsimiles or PDFs together will constitute one and the same instrument and despite their date of execution they will be deemed to be dated as of the date of this Agreement. This Agreement will be deemed to have been entered into and to have become effective at the location at which the Standby Guarantor will have signed an original, counterpart or facsimile version thereof, without regard to the place at which the Corporation will have signed this Agreement.

Time

13.7 Time is of the essence of this Agreement.

Entire Agreement

13.8 This Agreement and any other agreements and other documents referred to in this Agreement and delivered in connection with this Agreement, constitutes the entire agreement between the parties to this Agreement pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter of this Agreement.

[THE REMAINDER OF THIS PAGE HAS INTENTIONALLY BEEN LEFT BLANK.
SIGNATURE PAGE FOLLOWS.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

CANAGOLD RESOURCES LTD.

Per *"Catalin Kilofliski"*
Name: Catalin Kilofliski
Title: CEO

SUN VALLEY INVESTMENTS AG

Per *"[Redacted]"*
Name: *[Redacted]*